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                         LEONARD GREEN & PARTNERS, L.P.
                    11111 Santa Monica Boulevard, Suite 2000
                         Los Angeles, California 900025



                                July 13, 1999



PERSONAL AND CONFIDENTIAL

Board of Directors
White Cap Industries, Inc.
3120 Airway Avenue
Costa Mesa, CA  92626

         Re:      EXCLUSIVITY AGREEMENT

Ladies and Gentlemen:

         The purpose of this letter is to set forth the terms upon which Leonard Green & Partners, L.P. ("LGP") and White Cap Industries, Inc. ("White Cap") agree to commit the resources necessary to proceed with negotiations towards the execution of a Merger Agreement for the acquisition of White Cap pursuant to a recapitalization of White Cap (the "Transaction") no later than 9:30 a.m. Eastern Daylight Time Friday, July 23, 1999 (the "Exclusivity Period"). The Exclusivity Period shall be deemed to commence at 6:00 p.m. Eastern Daylight Time on the date hereof and White Cap represents and warrants that it has not received an economically superior proposal to that put forward by LGP in conjunction with this letter agreement from any third party within 72 hours prior to commencement of the Exclusivity Period. In accordance with the provisions of this letter agreement, White Cap agrees to negotiate exclusively and in good faith with LGP for the acquisition of White Cap during the Exclusivity Period.

         By countersignature below, White Cap agrees that neither White Cap nor any of its officers, affiliates, directors, employees, agents or representatives will, during the Exclusivity Period, engage in any discussions or negotiations with, provide any non-public information to, or take any action to encourage the submission of a proposal by, any third party in respect of a possible acquisition of White Cap or any substantial portion of its business and assets, or any transaction which would preclude the accomplishment of the Transaction. In the event White Cap (a) receives a proposal or offer from a third party competing with LGP during the Exclusivity Period or is contacted by a third party with respect to a possible acquisition of White Cap or any substantial portion of its business and assets during the Exclusivity Period and (b) either
(i) enters into a definitive agreement with respect to such offer or proposal at any time on or prior to August 23, 1999 or (ii) consummates a transaction with respect to such offer or

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White Cap Industries, Inc.
July 13, 1999
Page 2


proposal at any time on or prior to January 31, 2000, White Cap will immediately pay to LGP a break-up fee (the "Break-Up Fee"), by wire transfer to an account designated by LGP, of (1) $12,000,000 immediately upon entering into such definitive agreement described in clause (b)(i) above, or (2) $6,000,000 immediately upon consummation of such a transaction described in clause (b)(ii) above. White Cap further agrees that it will (x) immediately communicate to LGP the terms of any inquiry, proposal or offer received by White Cap (and the identity of the inquiring, proposing or offering party, as the case may be) during the Exclusivity Period with respect to the potential acquisition of White Cap or any substantial portion of its business or assets and (y) in the event any such proposal or offer provides for terms economically superior to terms proposed by LGP on a per share basis, extend the Exclusivity Period by five (5) calendar days. Notwithstanding anything in this letter agreement to the contrary, White Cap will not be deemed to have breached this letter agreement in the event another party seeks or obtains investment banking or financing services from Donaldson, Lufkin & Jenrette provided (i) such service are rendered only by such individuals within Donaldson, Lufkin & Jenrette that are not and have not been representatives of White Cap with respect to the proposed Transaction or any similar transaction and (ii) neither such party nor those individuals within Donaldson, Lufkin & Jenrette providing such services shall receive any cooperation or assistance from White Cap's directors, officers, employees or other agents or those individuals within Donaldson, Lufkin & Jenrette that are or have been representatives of White Cap with respect to the proposed Transaction or any similar transaction.

         You agree to pay all of the reasonable, out-of-pocket expenses (including, without limitation, reasonable expenses of counsel, accountants, Hart-Scott-Rodino and other filing fees, commitment fees and expenses required to be paid to financing sources) incurred by LGP in the pursuit of the Transaction, whether or not an agreement in respect of the Transaction is reached. In the event we determine during the Exclusivity Period not to proceed with the Transaction, we will so advise you, and thereafter this letter agreement shall immediately terminate and you shall not be responsible for any out-of-pocket expenses incurred by LGP subsequent to such notification.

         Both parties hereto agree that without prior written consent of the other party and except as required by law or the rules of the Nasdaq National Market, no disclosure shall be made of the fact that we are in discussions concerning the Transaction until such time as we have entered into a definitive agreement with respect thereto. Notwithstanding the foregoing, White Cap may make general reference to entering into this letter agreement for purposes of terminating any existing discussions or negotiations.

         This letter agreement may not be amended or modified except by an instrument in writing signed by each of the parties hereto. This letter agreement shall be governed by the laws of the State of California without regard to principles of conflicts of laws, and each party hereby submits to the non-exclusive jurisdiction of any state or federal court sitting within the County of Los Angeles. The parties hereto agree that irreparable damage would occur in the event any provision of this letter agreement was not performed in accordance with the terms hereof and that

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White Cap Industries, Inc.
July 13, 1999
Page 3


the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity. Notwithstanding the foregoing, the parties hereto agree that in the event of any payment of the Break-Up Fee by White Cap to LGP, such Break-Up Fee shall represent the sole remedy for any breach of this letter agreement and shall constitute liquidated damages agreed upon in light of the difficulty of measuring the damage to LGP, and the unjust enrichment to White Cap, in the event of any such breach of this letter agreement.

         It should be clearly understood that except as expressly set forth in this letter agreement, there is no legally binding agreement between us at this time for the consummation of the Transaction or otherwise, and no such agreement shall exist until we have entered into a definitive written agreement.

         If the foregoing is in accordance with your understanding, please sign this letter agreement in the space provided below. This letter agreement may be signed in counterpart, each of which will be considered an original.


                                       Very truly yours,

                                       LEONARD GREEN & PARTNERS, L.P.

                                            By:   LGP Management, Inc.
                                                  Its General Partner



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AGREED TO AND ACCEPTED:
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WHITE CAP INDUSTRIES, INC.



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